UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D
         Under the Securities Exchange Act of 1934

                     (Amendment No. 7)

                 M.H. Meyerson & Co., Inc.
-----------------------------------------------------------
                     (Name of Issuer)

               Common Stock, $.01 par value
-----------------------------------------------------------
              (Title of Class of Securities)

                          55301Q
-----------------------------------------------------------
                      (CUSIP Number)

                      Gregg Giaquinto
                  111 Broadway, 3rd Floor
                 New York, New York 10006
-----------------------------------------------------------
       (Name, Address and Telephone Number of Person
    Authorized To Receive Notices and Communications)

                     November 28, 2000
-----------------------------------------------------------
  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or





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otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act.

















































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CUSIP No.: 55301Q

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification No. of Above Person

         Electronic Trading Group, L.L.C. - ID #133802811

2.  Check the Appropriate Box if a Member of a Group

         a.   [ ]
         b.   [ ]

3.  SEC Use Only

4.  Source of Funds

         WC - See Item 3

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(D) or 2(E)

              [ ]


6.  Citizenship or Place of Organization

         Illinois

Number of Shares Beneficially Owned by Each Reporting Person
With:

    7.   Sole Voting Power:

         See Item 5

    8.   Shared Voting Power:

         See Item 5

    9.   Sole Dispositive Power:

         See Item 5

    10.  Shared Dispositive Power:

         See Item 5





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11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

              718,710 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         [ ]

13. Percent of Class Represented by Amount in Row (11)

         10.92% - See Item 5

14. Type of Reporting Person

         B/D

































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CUSIP No.: 55301Q

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Robert Kanter - ID #051321390

2.  Check the Appropriate Box if a Member of a Group

         a.   [ ]
         b.   [ ]

3.  SEC Use Only

4.  Source of Funds

         N/A

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(D) or 2(E)

              [ ]

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

    7.   Sole Voting Power:

         See Item 5

    8.   Shared Voting Power:

         See Item 5

    9.   Sole Dispositive Power:

         See Item 5

    10.  Shared Dispositive Power:

         See Item 5






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11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

              718,710 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         [ ]

13. Percent of Class Represented by Amount in Row (11)

         10.92% - See Item 5

14. Type of Reporting Person

         IN

































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    Electronic Trading Group, L.L.C. hereby amends and
    supplements the Schedule 13D dated as of April 17, 2000 originally filed with the Securities and Exchange Commission (the "SEC") on April 27, 2000 as amended by
    (i) Amendment No. 1 dated as of April 24, 2000 filed with the SEC on April 28, 2000; (ii) Amendment No. 2 dated as of May 24, 2000 filed with the SEC on May 26, 2000; (iii) Amendment No. 3 dated as of July 27, 2000 filed with the SEC on August 1, 2000; (iv) Amendment No. 4 dated as of September 5, 2000 filed with the SEC on September 12, 2000; (v) Amendment No. 5 dated as of September 14, 2000 filed with the SEC on September 18, 2000; and (vi) Amendment No. 6 dated as of September 26, 2000 filed with the SEC on September 28, 2000 (the "Schedule") as follows:

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule is hereby amended by inserting the following at the end of the first paragraph thereof:

         From September 27, 2000 to November 28, 2000, the Company purchased and sold shares of the Issuer's Common Stock resulting in an aggregate net purchase of 89,210 additional shares through open market transactions at average daily prices ranging from $2.5625 to $5.0000 per share, for a net purchase price of $194,958.44. All purchases during such period were effected in an investment account at Spear, Leeds & Kellogg ("SLK"), a broker-dealer, pursuant to arrangements under which SLK may be deemed to have extended credit in connection with such purchases.

         The last paragraph of Item 3 of the Schedule is hereby restated as follows:

         No part of the purchase price paid by the Company for the shares of the Issuer's Common Stock, other than as specified above, is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.






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Item 4.  Purpose of Transactions

         Item 4 of the Schedule is hereby restated as follows:

         The Company may buy or sell additional shares of the Issuer in the open market, depending on business and market conditions, share price, its continuing evaluations of the business and prospects of the Issuer and other factors.

         The Company intends to:

         1. seek representation on the Issuer's Board of Directors;

         2. seek to have the Issuer grant to the Company an option to purchase additional shares of the Issuer, the price and amount of such shares to be determined at a later time; and

         3.   enter into an agreement with the Issuer
         pursuant to which the Issuer agrees not to issue any blank check preferred stock that would have a dilutive effect on the Company's holdings of the Issuer's shares.

         Although it has no current plans to do so, the Company may in the future:

         1.  engage in an extraordinary corporate
         transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or

         2. acquire a sufficient number of additional shares to exercise control of the Issuer.


Item 5.  Interest in Securities of the Issuer

         Item 5(a) of the Schedule is hereby deleted in its entirety and replaced with the following:

         The Company beneficially owns, in the aggregate, 718,710 shares of the Issuer's Common Stock, which constitutes 10.9% of the Issuer's outstanding



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


         Common Stock as of September 5, 2000, as disclosed in the Issuer's Form 10-Q filed on September 13, 2000. Of the 718,710 shares of Common Stock beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and
         (ii) the power to dispose or direct the disposition of all the shares.

         Item 5(b) of the Schedule is hereby deleted in its entirety and replaced with the following:

         Of the 718,710 shares of Common Stock beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and (ii) the power to dispose or direct the disposition of all the shares.

         Item 5(c) of the Schedule is amended by inserting the following at the end thereof:

         As shown in Addendum 1 hereto, from September 27,
         2000 to November 28, 2000, the Company made a net purchase of 89,210 additional shares of the Issuer's Common Stock in open market transactions.

Item 7.  Material to be Filed as Exhibits


         Item 7.1 of the Schedule is hereby amended by deleting "September 26, 2000" in the third line and inserting "November 28, 2000" in lieu thereof.


















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


         Addendum 1 to the Schedule is hereby amended by inserting the following at the end thereof:

                Shares     Shares                 Average Price Per Share
  Date       Purchased     (Sold)   Position       (Excluding commission)
9/27/00                   (4,700)    624,800                 5.0000
9/27/00                     (200)    624,600                 5.0000
9/28/00          4,700               629,300                 4.8125
9/28/00          1,000               630,300                 4.8125
9/28/00            500               630,800                 4.8750
9/28/00          2,000               632,800                 4.8750
9/28/00          3,800               636,600                 4.9375
9/28/00                     (100)    636,500                 5.0000
9/28/00                     (100)    636,400                 5.0000
9/28/00                     (100)    636,300                 5.0000
9/28/00                     (100)    636,200                 5.0000
9/28/00                     (100)    636,100                 5.0000
9/28/00                     (100)    636,000                 5.0000
9/28/00                     (100)    635,900                 5.0000
9/28/00                     (100)    635,800                 5.0000
9/28/00                     (100)    635,700                 5.0000
9/29/00            100               635,800                 4.7500
9/29/00            600               636,400                 4.8750
10/2/00          1,000               637,400                 4.6875
10/2/00          2,000               639,400                 4.7500
10/2/00          1,000               640,400                 4.7813
10/2/00          1,000               641,400                 4.8125
10/2/00          1,000               642,400                 4.8438
10/2/00                     (900)    641,500                 5.0000
10/3/00          1,400               642,900                 4.8750
10/3/00          2,000               644,900                 4.9375
10/3/00            310               645,210                 4.9375
10/3/00          2,000               647,210                 4.9375
10/3/00          2,000               649,210                 5.0000
10/3/00          2,000               651,210                 5.0000
10/3/00                  (23,800)    627,410                 4.7500
10/3/00                     (500)    626,910                 4.8125
10/3/00                   (3,500)    623,410                 4.8750
10/3/00                   (1,000)    622,410                 4.8750
10/3/00                   (2,500)    619,910                 4.9375
10/4/00          4,000               623,910                 4.3750
10/4/00          2,000               625,910                 4.4375
10/4/00          4,100               630,010                 4.5000
10/4/00          6,000               636,010                 4.5625
10/4/00          2,000               638,010                 4.5938
10/4/00          2,000               640,010                 4.6250
10/4/00            100               640,110                 4.8750
10/4/00                   (3,200)    636,910                 4.5000



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10/4/00                  (15,000)    621,910                 4.5313
10/4/00                   (5,000)    616,910                 4.5625
10/4/00                   (1,000)    615,910                 4.5625
10/4/00                     (200)    615,710                 4.6719
10/5/00          2,000               617,710                 4.3750
10/5/00          2,000               619,710                 4.5625
10/5/00          1,000               620,710                 4.6875
10/5/00                   (2,000)    618,710                 4.6875
10/6/00          2,000               620,710                 4.3125
10/6/00          2,000               622,710                 4.3750
10/9/00            700               623,410                 4.2500
10/9/00                      (10)    623,400                 4.3750
10/9/00                   (1,690)    621,710                 4.5000
10/9/00                   (1,400)    620,310                 4.5625
10/9/00                     (800)    619,510                 4.6250
10/10/00         5,000               624,510                 4.2500
10/10/00         2,000               626,510                 4.3125
10/10/00           100               626,610                 4.3750
10/10/00         4,000               630,610                 4.3750
10/10/00         1,000               631,610                 4.3750
10/10/00         1,000               632,610                 4.3750
10/10/00         2,500               635,110                 4.4375
10/10/00         1,000               636,110                 4.4688
10/10/00           700               636,810                 4.5000
10/10/00         1,000               637,810                 4.5000
10/10/00           100               637,910                 4.5000
10/10/00         1,500               639,410                 4.5000
10/10/00         2,000               641,410                 4.6875
10/10/00         2,000               643,410                 4.7500
10/10/00           200               643,610                 4.8125
10/10/00           900               644,510                 4.8125
10/10/00                  (1,000)    643,510                 4.4375
10/10/00                    (100)    643,410                 4.5625
10/10/00                 (10,000)    633,410                 4.5625
10/10/00                    (100)    633,310                 4.5781
10/10/00                    (200)    633,110                 4.6250
10/10/00                    (100)    633,010                 4.6875
10/10/00                    (100)    632,910                 4.6875
10/10/00                  (2,000)    630,910                 4.7500
10/10/00                  (3,000)    627,910                 4.8750
10/10/00                  (3,000)    624,910                 4.9375
10/11/00           700               625,610                 4.1250
10/11/00         4,000               629,610                 4.1875
10/11/00           100               629,710                 4.3750
10/12/00         1,500               631,210                 4.1250
10/12/00         1,500               632,710                 4.1875
10/13/00                    (600)    632,110                 4.2500
10/13/00                    (700)    631,410                 4.3125



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10/17/00           600               632,010                 3.8750
10/17/00         4,000               636,010                 3.8750
10/17/00           400               636,410                 3.9063
10/17/00           400               636,810                 3.9688
10/17/00         1,000               637,810                 3.9688
10/17/00         1,000               638,810                 3.9688
10/17/00           400               639,210                 3.9688
10/17/00         2,000               641,210                 4.0313
10/18/00         1,000               642,210                 4.6875
10/18/00         3,000               645,210                 4.7500
10/18/00         1,000               646,210                 4.8125
10/18/00         1,000               647,210                 4.8750
10/19/00           800               648,010                 3.8125
10/19/00                    (100)    647,910                 4.2344
10/19/00                    (400)    647,510                 4.3750
10/19/00                    (800)    646,710                 4.1250
10/20/00                  (5,000)    641,710                 4.0313
10/20/00                    (100)    641,610                 4.0313
10/20/00                  (5,000)    636,610                 4.0625
10/20/00                  (5,000)    631,610                 4.0625
10/20/00                    (500)    631,110                 4.1250
10/20/00                  (1,000)    630,110                 4.1250
10/20/00                  (1,300)    628,810                 4.1875
10/20/00                  (1,300)    627,510                 4.2500
10/20/00                  (4,200)    623,310                 4.2500
10/20/00                  (2,300)    621,010                 4.2500
10/23/00           700               621,710                 3.9375
10/23/00                  (5,000)    616,710                 4.0313
10/23/00                  (1,000)    615,710                 4.0625
10/23/00                    (600)    615,110                 4.0938
10/23/00                  (1,000)    614,110                 4.1250
10/24/00         2,000               616,110                 3.8750
10/24/00         2,000               618,110                 3.9375
10/24/00         1,700               619,810                 3.9688
10/24/00         1,200               621,010                 3.9688
10/24/00                    (100)    620,910                 4.1094
10/25/00                    (700)    620,210                 4.0000
10/25/00                  (1,500)    618,710                 4.0000
10/25/00                  (1,600)    617,110                 4.1875
10/25/00                    (500)    616,610                 4.2500
10/26/00         1,000               617,610                 4.1250
10/26/00                    (700)    616,910                 4.1563
10/26/00                    (700)    616,210                 4.1563
10/26/00                    (700)    615,510                 4.1563
10/26/00                    (100)    615,410                 4.2344
10/26/00                    (600)    614,810                 4.3125
10/26/00                    (100)    614,710                 4.3594
10/26/00                    (200)    614,510                 4.3594



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10/26/00                  (1,100)    613,410                 4.3750
10/26/00                  (2,600)    610,810                 4.3750
10/27/00                    (400)    610,410                 4.5000
10/27/00                    (200)    610,210                 4.7500
10/27/00                    (100)    610,110                 5.0000
10/30/00                  (1,900)    608,210                 4.0625
10/30/00                  (2,800)    605,410                 4.1250
11/2/00                   (2,000)    603,410                 4.1250
11/2/00                   (5,000)    598,410                 4.2500
11/2/00                   (1,600)    596,810                 4.3125
11/2/00                     (200)    596,610                 4.1250
11/6/00                     (800)    595,810                 4.0625
11/6/00                     (700)    595,110                 4.0625
11/3/00                     (900)    594,210                 4.1875
11/14/00         5,000               599,210                 3.6875
11/14/00                  (1,700)    597,510                 3.6875
11/14/00                    (800)    596,710                 3.8125
11/14/00                  (1,700)    595,010                 3.8750
11/15/00           500               595,510                 3.6250
11/15/00                  (1,700)    593,810                 3.7500
11/16/00         2,500               596,310                 3.6250
11/17/00         1,000               597,310                 3.5000
11/17/00         2,000               599,310                 3.5625
11/17/00                    (500)    598,810                 3.6875
11/20/00         2,000               600,810                 3.2500
11/20/00           700               601,510                 3.3125
11/20/00         1,800               603,310                 3.3125
11/20/00         2,000               605,310                 3.3750
11/20/00         2,000               607,310                 3.5000
11/20/00                  (1,000)    606,310                 3.5000
11/22/00         2,000               608,310                 3.4375
11/22/00           500               608,810                 3.4375
11/22/00                  (1,100)    607,710                 3.5000
11/27/00           600               608,310                 3.2188
11/27/00           500               608,810                 3.2813
11/28/00           700               609,510                 2.5625
11/28/00        12,500               622,010                 2.6250
11/28/00        14,000               636,010                 2.6875
11/28/00         2,500               638,510                 2.7188
11/28/00        56,800               695,310                 2.7500
11/28/00         8,200               703,510                 2.8125
11/28/00         9,400               712,910                 2.8750
11/28/00         8,200               721,110                 2.9375
11/28/00         3,000               724,110                 3.0000
11/28/00                  (1,000)    723,110                 2.7500
11/28/00           600               723,710                 2.7500
11/28/00                  (5,000)    718,710                 2.7500
11/28/00         5,000               723,710                 2.7500



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11/28/00         5,000               728,710                 2.7500
11/28/00                  (5,000)    723,710                 2.7500
11/28/00                    (300)    723,410                 2.8125
11/28/00                    (300)    723,110                 2.8750
11/28/00                  (4,000)    719,110                 2.9063
11/28/00                    (400)    718,710                 2.9375
___________________________________________________________________
Subtotal from
9/27/00 to     265,310  (176,100)
11/28/00

Aggregate
9/26/00
Position       629,500

Total as of  1,173,210  (454,500)    718,710                 4.7526
11/28/00


































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                         SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigneds hereby certify that the information set forth in this statement is true, complete and correct.

                          ELECTRONIC TRADING GROUP, L.L.C.


                              /s/ Robert Kanter______
                          By:     Robert Kanter

                          Title:  Member Manager
                          Date:   December 1, 2000


                          ROBERT KANTER


                                  /s/ Robert Kanter_______
                          Date:   December 1, 2000






























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